EXHIBIT 12

                            DARDEN RESTAURANTS, INC.
         COMPUTATION OF RATIO OF CONSOLIDATED EARNINGS TO FIXED CHARGES
                           (Historical and Pro Forma)


Computation of Ratio of Historical Consolidated Earnings to Fixed Charges

                                                Fiscal Year Ended

                                    ------------------------------------------
                                      May 26,  May 28, May 29,  May 30,  May 31,
                                       1996     1995    1994     1993     1992

                                            ($ Amounts in Thousands)

Consolidated Earnings from
  Operations before Restructuring
  Charges, Cumulative Effect of
  Accounting Changes and Income
  Taxes........................... $188,718 $164,446 $193,695 $191,706 $176,953
Plus Fixed Charges................   40,822   42,685   38,304   33,597   28,066
Less Capitalized Interest.........   (2,007)  (4,327)  (4,087)  (3,002)  (4,470)
                                     -------  -------  -------  -------  -------
Consolidated Earnings from
  Operations before Restructuring
  Charges, Cumulative Effect of
  Accounting Changes and Income
  Taxes Available to Cover Fixed
  Charges........................  $227,533 $202,804 $227,912 $222,301 $200,549
                                   ======== ======== ======== ======== ========

Ratio of Earnings to Fixed Charges.    5.57     4.75     5.95     6.62     7.15
                                    =======  =======   ======= =======  =======



Computation of Ratio of Pro Forma Consolidated Earnings to Fixed Charges

                                                Fiscal Year Ended

                                    ------------------------------------------
                                    May 26,  May 28, May 29,  May 30,  May 31,
                                      1996    1995    1994     1993     1992

                                            ($ Amounts in Thousands)

Pro Forma Consolidated Earnings
  from Operations before
  Restructuring Charges,
  Cumulative Effect of Accounting
  Changes and Income Taxes....... $188,718 $159,076  $188,325 $186,336 $171,583
 Plus Fixed Charges..............   40,822   42,685    38,304   33,597   28,066

Less Capitalized Interest........   (2,007)  (4,327)   (4,087)  (3,002)  (4,470)
                                    -------- ------------------------ -------

Pro Forma Consolidated Earnings
  from Operations before
  Restructuring Charges,
  Cumulative Effect of
  Accounting Changes and
  Income Taxes Available to
  Cover Fixed Charges........... $227,533 $197,434  $222,542 $216,931 $195,179
                                 ======== ========  ======== ======== ========
 Ratio of Earnings to
 Fixed Charges..................     5.57     4.63      5.81     6.46     6.95
                                 ======== ========  ======== ======== ========



For purposes of computing the ratio of consolidated earnings to fixed charges, earnings represent consolidated pretax earnings from continuing operations plus fixed charges (net of capitalized interest). Fixed charges represent interest (whether expensed or capitalized) and 40 percent (the percent deemed representative of the interest factor) of minimum restaurant lease payments for continuing operations.


The pro forma adjustments to the historical consolidated statements of earnings for each of the four fiscal years ended May 28, 1995 consist of (a) additional annual general and administrative expenses of $5,370 which would have been incurred by Darden as a separate publicly-held company, based on estimates by the management of Darden and General Mills, and (b) the estimated income tax benefit associated with the pro forma adjustment described in clause (a) above at an assumed combined state and federal income tax rate of 39.8%.